EXHIBIT 21

PUBLIC SERVICES ENTERPRISE GROUP INCORPORATED
SIGNIFICANT SUBSIDIARIES

Name	Ownership %	State of Incorporation

Public Service Electric and Gas Company	100	New Jersey
PSEG Power LLC	100	Delaware
PSEG Fossil LLC	100	Delaware
PSEG Nuclear LLC	100	Delaware
PSEG Energy Resources & Trade LLC	100	Delaware

The remaining subsidiaries of Public Service Enterprise Group Incorporated are not significant as defined in Regulation S-X.